

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Rick Sullivan
Chief Financial Officer
Senseonics Holdings, Inc.
20451 Seneca Meadows Parkway
Germantown, MD 20876-7005

> **Re: Senseonics Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 10, 2023**
> **File No. 333-269177**

Dear Rick Sullivan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

The Senseonics Holdings, Inc. 2023 Commercial Equity Plan and The Securities We May Offer, page 6

1. We note your disclosure that certain employees of Ascensia Diabetes Care Holdings AG, a Swiss company, are eligible to receive awards under the Plan. We also note your risk factor disclosure starting on page 52 of your Form 10-K for the fiscal year ended December 31, 2022 about risks related to your legal and regulatory environment as well as your risk factor on page 64 discussing the exclusive forum provision in your charter. Please clarify whether you plan to issue securities to foreign investors as part of this offering and if so, what consideration you have given to providing any further disclosure about material risks to these investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Ansart at 202-551-4511 or Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Darren DeStefano